OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CrowdCoverage Inc.

3010 Scenic Valley Way
Henderson, NV 89052

https://www.crowdcoverage.io

10000 shares of Common Stock and COVR Tokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of Common Stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Common Stock ($10,000)

Company	CrowdCoverage Inc.
Corporate Address	3010 Scenic Valley Way Henderson, NV 89052
Description of Business	Armed with the power of smart contract technology, our goal at Crowd Coverage is to guarantee faster, more trustworthy insurance at lower costs and in larger volume than could ever be achieved by traditional insurance.
Type of Security Offered	Common Stock and COVR Tokens
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100

Perks*

For every $1 invested, the Offering includes 80 COVR Tokens. ($0.0125 / per Token)

For easy reference:

Amount Invested	**Bonus Awarded (in COVR Tokens)**
$100	**8,000**
$500	**40,000**
$1,000	**80,000**
$2,500	**200,000**
$5,000	**400,000**
$10,000	**800,000**

**All perks and tokens will be delivered after the campaign is completed, and upon*

availability of the Tokens.

Terms of Tokens

COVR Tokens:

Description: COVR tokens operate in much the same manner as tokens in an arcade, or as service validators. That is to say, tokens must be used to "run" the Crowd Coverage Network program; as such, tokens must be used to propose a policy; this nominal fee serves multiple purposes. First, it operates as a first- defense vetting device—it prevents an excess of fake or half-hearted proposals. Second, it compensates for the gas used in the sending and receiving of tokens. Finally, a minimal amount is used to incentivize the upkeep of the platform itself. COVR tokens are also used to incentivize the efforts of tribunal members. This ensures that claims are handled both fairly and efficiently. ☒

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** n/a
- **Expected Network Launch date:** Alpha V1 Launch September 2018
- **Total amount of Tokens authorized for creation:** 400,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 17% (68,000,000)
- **Will they be listed on Exchanges:** The token may be listed on exchanges should it be deemed beneficial and prudent. Currently, there are no plans to do so.

Other Material Terms:

- **Voting Rights:** Voting Rights limited to matters regarding Product Direction
- **Restrictions on Transfer:** None, assuming baseline regulations have been followed and one year holding period achieved.
- **Dividends/Distributions:** Not at this time
- **Redemption Rights:** Only limited to one-year restriction
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock tokens and the JonCoin tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or

(iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Crowd Coverage will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Succinctly put, CrowdCoverage connects insurance providers with customers via autonomous "smart contracts" which automate much of the policy management process, replacing superfluous middlemen with algorithmic protocols and reducing fees for all parties involved.

The CrowdCoverage platform is an interface where the process of purchasing insurance is as simple and streamline as shopping for an item on Amazon, where insurance providers are enabled to quickly and efficiently underwrite policies on a sophisticated marketplace, and where smart contract technology makes the experience cheaper on both ends. On the CrowdCoverage platform, claims are settled by a decentralized and representative tribunal according to communally agreed-upon

protocol, instilling the claims management process with decentralized-consensus objectivity. As it stands now, the process of buying insurance is lengthy, expensive, and accompanied by reams of convoluted fine print. With CrowdCoverage, the process is quick, fluid, and cheaper for both providers and customers. The platform enables insurance providers to share risks on certain policies with others and rapidly manage numerous clients at once, without having to worry about friction points with third parties such as banks or claims management centers. All policies are immutably inscribed upon the blockchain, as are claims-management decisions, preventing fraud and bolstering systemic trust. Armed with the power of smart contract technology, our goal at CrowdCoverage is to guarantee faster, more trustworthy insurance at lower cost and in larger volume than could ever be dreamed of in the traditional insurance world.

Value Proposition

Frictional costs, superfluous middlemen, the conservatism of risk, and scalability impediments all plague the insurance sector today. Respectively, these issues increase overhead expenses for insurance providers, raise premium costs for the insured, lower the likelihood of the average consumer securing insurance coverage, and restrict the insurance market to large-scale deals that exclude large potential markets of both small-scale personal item and temporary insurance policies.A decentralized and crowdfunded property-coverage market will alleviate if not eliminate all these issues, thus a) cutting combined expenses for insurance providers and consumers, b) increasing the likelihood of the average consumer securing insurance policies, and c) opening the market to small-scale consumers as well as to temporary policies—a market which heretofore has remained largely untapped.

Reduction of Systemic friction

In the case of an insurance claim, the traditional insurance model necessitates the presence of a Third-Party Administrator (TPA); sometimes multiple TPAs are required. The most common form of a TPA is a claims-manager, who determine whether the settlement prerequisites have been met, often for a hefty fee that is handed down to the insurer and factored into the insured's costs. TPAs are also utilized in the case of a payment, whereby financial entities, often banks, receive verification from the claims manager that a payment is due to either party. This TPA also charges a fee and the presence of this party increases the liminal time between event and payment.Through the use of smart contract and blockchain technology the CrowdCoverage Network drastically cuts the cost of claims-management fees, forces transparency onto the former of these TPAs, and eradicates the need for the latter form of TPA altogether. In other words, the CrowdCoverage smart contract explicitly denotes the price of claims-management before either party affirms their participation and, on top of that, immutably requires that both parties—the coverage provided and the covered—share the administrative costs in the event of a claim. Finally, because the smart contract itself acts as the entity that affirms and carries out transfers of COVR tokens for settlements, the financial form of a TPA entity is eliminated. By the process of the smart contract being both public and immutable, the claims

management process thus becomes cheaper and more trustworthy.

Elimination of Middlemen

The traditional model of insurance generally also implies the presence of an insurance agent or broker who ostensibly proffers a knowledge of the insurance market and a specific care for the intended insured's needs. These middlemen charge commissions ranging from 5%-20%, the fees of which are rarely reported to the consumer, but rather opaquely included in the price of the coverage.The beauty of the CrowdCoverage platform is that it eliminates the need for such brokers or agents and allows for users seeking property protection to be as specific as possible about their needs in their classified ads and displaces the brokerage responsibilities to the coverage providers bidding on the ads. It is our job to implement the protocols that our community asks for. Due to the nature of initial-funding sales, we are enabled to devote the majority of our attention to improving the network itself, rather than finding a way for us to profit off it. In this way, we are proudly distinguished from brokers. Because we are beginning our project with the funds necessary to maintain an efficient development team, all decisions made down the road will keep the user, rather than our paychecks, as the primary beneficiary. We are thus equipped to create an insurance platform unlike any other that exists today—we hope you like it. And if you don't, we'll change it!

Increase of Willing Provider Risk

The insurance world is also notoriously plagued by unintuitive conservative risk undertaking. It has been noted that most insurance underwriters act under an abstract form of "risk radar" or superstitions dictated by their experiences; in short, they act anecdotally rather than objectively. For example, many underwriters may be less inclined to issue homeowners insurance in the state of California after a bout of wildfires, even if the fire codes have become more stringent in response to fire incidents. Due to this phenomenon, entire segments of insurance markets may remain underserved despite no actual increase in risk—only perceived risk. We hope to change this.By introducing crowdsourcing to the act of underwriting, it stands to reason that the CrowdCoverage platform will increase the overall risk of the property coverage market and thus the number of persons whose objects are protected by coverage. In continuation of the aforementioned example, a homeowner seeking insurance in California in 2018 would likely find themselves rejected by multiple insurance underwriters before being accepted. After an inordinate amount of time searching, if a policy was eventually found, it would likely be overpriced due to the perceived risk of undertaking it! On the CrowdCoverage platform, however, hundreds of possible underwriters could review the coverage proposer's needs at the same time, thus increasing the likelihood of the party being covered and, as noted before, doing so without a cent of money going to a broker. Finally, by allowing for multiple insuring parties to share the risk on a single policy, coverage providers would thus be equipped with further control over the ratio of high-risk to low-risk policies included in their portfolios. In short, the user is provided with better coverage opportunities in less time, and coverage providers are equipped with the tools necessary to diversify their

risk portfolios at any scale.

Scalability of Market

The traditional insurance market also focuses most of their manpower on large-scale insurance deals, often at the expense of small-scale deals. Such a tendency remains an inherent result of the current market forces. But it doesn't have to. In fact, it shouldn't! See, due to the aforementioned frictional costs, it often makes little sense to issue insurance for small-scale entities. Insurance providers thus miss out on an entire segment of the market that has yet to receive coverage, and a clear majority of the world's population misses out on coverage for their smaller personal articles. If only there were a way to help them out...By both alleviating the frictional costs and allowing anybody to make a personal policy advertisement, the CrowdCoverage platform ensures that no entity is too small to enter the market. Personal items such as cameras, musical instruments, etc., can be protected from damage, loss, or theft without brokerage fees and TPA commissions rendering such policies prohibitive. Furthermore, due to the elimination of unnecessary fees, the coverage market will be opened to those who would normally be financially incapable of participating in it. After the launch of our platform, the barrier to enter the property coverage market will be drastically reduced. Consumer trust in the financial services sector has reached an all-time low. Just ask anyone in the sector. For reasons already mentioned, many insured parties have realized that insurance firms do not, in fact, have their customers' best financial interests in mind. They have noticed stipulations in coverage contracts that render the insurance policy inapplicable in many claims situations. They have noticed outrageous fees and unwanted friction between themselves and their insurance companies. Ever had to call your insurance provider to dispute a claims decision? Ever read too deep into the fine print of your coverage agreement? Then you'll know what we're talking about. As noted above, the CrowdCoverage platform returns trust back to the market through the use of technologies that render policy contracts both public and immutable. In addition, through the unique tribunal system proposed herein, claims management TPAs are removed from the process of claims processing; rather than a single agent deciding upon whether policy claims prerequisites have been met, multiple third parties inquire and vote upon events to determine the need for or extent of deductibles. Our unique system of claims management protocol incentivizes these tribunal members to seek the truth of every claim; long-gone will be the days of claims managers being bullied by their partners or fraudulently manipulated. All claims management decisions are incentivized, anonymous, and irreversible.

Sales, Supply Chain, and Customer Base

The primary source of CrowdCoverage revenue will come from nominal fees which are collected each time policies are purchased and claims are paid out through the platform. Our "sales," then, will take the form of convincing users to take their business to our platform rather as opposed to natively developed platforms for each

insurance provider. This pitch will take the shape of the above-mentioned vale propositions of the platform. The product itself (read: value of product) can be said to be the opportunity to conduct business with drastically reduced overheads and the opportunity to purchase insurance for cheaper than otherwise available. Secondary benefits of the platform will be the eventual ability of insurance providers to split risks for specific policies, the immediate ability of providers to scale down to low-level premiums, and the unique ability to secure a demographic of younger, more tech-savvy consumers who may not have been exposed to the insurance world as of yet.

The CrowdCoverage supply chain consists primarily of intellectual property which is produced and revised by our team of developers. Our product is an interface that allows for the inscription of insurance policy stipulations onto autonomous contracts. Further, the service we provide is an ongoing revision of this interface, to make it adapt to insurance providers and customers' ever-shifting needs. Thus, much of the work we do will be constantly aggregating feedback from the users of our platform and implementing it into the computer coding of said platform. This team will consist of developers, provider outreach coordinators, operations managers, and marketing leaders.

Our customer base is twofold: insurance providers and customers. Insurance providers will be sought out by our team; we will describe to them the benefits of using our platform and attempt to incentivize their use of it by offering subsidized fees. Once providers are on our platform, we will target primarily American demographics seeking to purchase personal articles insurance for items such as cameras, phones, laptops, instruments, etc. We hope to later expand the types of insurance available on our platform, but our customer base will always be relegated to a targeted demographic of potential customers who are known to be seeking insurance or are likely to be seeking insurance for items in their lives.

State of Development

As it stands, our CrowdCoverage platform is in the early stages of development. The basic frameworks have been drafted and posted to a company Github page by our CTO, and the mechanics of contracts which will be enacted on the platform have been been posted on the same page, and are now being tested on private servers. We hope to have a publicly available version of a minimum viable product deployed by Q3 of 2018, with Q4 as a hard internal deadline. Beyond that, we hope to have a revision to the alpha product deployed before 2019, and a fully-fledged product up and running by 2020, with the addition of numerous features outlined in our whitepaper, including price estimation tools and risk-splitting systems. More can be read about our specific timeline goals in our roadmap section, or in our whitepaper. The CrowdCoverage community can expect a public announcement from the company in the coming two months with a more detailed development timeline published by our CTO.

Liabilities and Litigation

CrowdCoverage is not currently involved with any liabilities and litigation, though the company anticipates some potential obstacles that may arise due to changes in

regulatory oversight committee rulings. Specifically, it is maintained by the company that CrowdCoverage is *not* an insurance provider, nor does it seek to solicit specific insurance policies. This notion is fundamental to CrowdCoverage's ability to function freely as a disruptive force in the insurance market. A more complete list of anticipated liabilities and litigations are elaborated upon in the "risks" section of this document.

Competition

Traditional Insurance

The ways in which a decentralized network cuts fees and expands the market remain valid, but there always exists the possibility of blockchain technology being adopted by these organizations or of mimesis of the CrowdCoverage consensus protocol and architecture. Regarding the first of these points, most preexisting companies have resisted pressures to adopt blockchain technology due to the transparency such an adoption would force upon such companies. As discussed above, most insurance policies remain purposefully opaque as a means of obscuring the fees that are inevitably handed down to the parties seeking insurance. As such, it is unlikely that blockchain technology will be adopted by big names in the insurance market until the threat of disruption forces them to do so—this will not occur until the CrowdCoverage platform is already up-and-running and has achieved a first-to-market advantage. Regarding the second point, though mimesis is a possibility what with the rapid growth in number of ICOs over the last few months, again, the first-to-market advantage remains for CrowdCoverage, and the user-growth pool allocation in our revenue distribution serves as a means of securing a share of the market before any other company is able to do so.

Etherisc

A recent company by the name of Etherisc exists, bearing the tagline "decentralized insurance." While at first this was perceived as a threat, the truth is that their tagline is a misnomer. Etherisc is not, in fact, decentralized, but rather *autonomous*. In other words, Etherisc is attempting to autonomize the insurance claims process[ii]. Their leading product takes the form of flight delay insurance, whereby users may pool their risk regarding the timing of their airline flights; if one flight is delayed, that user is compensated for the new ticket they must purchase. While user-risk pools are certainly a burgeoning market in the insurance sector, the Crowd Coverage Network distinguishes itself from Etherisc in the following ways: 1) CrowdCoverage is actually decentralized by the means of its claims protocol, whereas Etherisc is technically centralized around a static algorithmic methodology, 2) CrowdCoverage allows for dynamic claims-management that necessitates the presence of human tribunal members for real-time events that are not data-driven, and 3) CrowdCoverage is attempting to secure a share of the market (personal articles) that Etherisc, by definition, for reasons stated above, is incapable of securing. As such, though an important and impressive project, they are not regarded as viable competition.

AIGang

An organization known as AIGang uses a similar model as Etherisc's, whereby claims processing occurs on what is known as the internet of things (IOT). In this model, apps are downloaded onto technology (E.G. phones, consoles, drones, etc.) that the user would like to insure. This app monitors the vital signs of the insured devices. If the app detects a failure in any of these vital signs, a signal is sent to the policy issuer that requests a payout equivalent to the amount agreed upon in the policy contract. Similarly to Etherisc, AIGang is more centralized than advertised. Further, it is restricted not only to data-based technological articles of insurance but also runs a higher risk of moral-hazard induced insurance fraud. Whereas Etherisc verifies the data-triggers for policy payouts through a separate entity (in the flight delay example, this could be an airline's website), AIGang wields no separate entities for data-verification and is therefore prone to data manipulation. In short, a user could theoretically destroy their own device, thus triggering the vital signs threshold and granting them their policy payout, and the insurance providers would never know. With CrowdCoverage this issue is resolved through the group resolution-based tribunal system. It is our assumption that insurance providers will be more inclined to utilize a platform with such safeguards against insurance fraud, rather than one that largely relies on the implicit trust of users.

Lemonade

Lemonade is a fledgling company set to disrupt the traditional investment sector. They derive the majority of their value from two primary sources: scalability and trust propositions. Regarding scalability, they are on the same playing field as CrowdCoverage; Lemonade's marketing scheme gears it towards "urban dwellers," stating that their users can insure items as small as headphones to protect them from theft. In this regard, they are a direct competitor of the Crowd Coverage platform. Regarding their trust proposition, however, they are not. In their marketing video they propose that their company will decrease the number of claims made by insured parties by balancing policy claims against charity. In other words, whatever premium money is not claimed by insured parties will be donated to a charity of their choice. By this process, they hope to decrease the embellishment of claims and the excess of disingenuous or moral hazard-type claims through a form of guilt leverage. Though noble in theory, we at CrowdCoverage believe that the staking and tribunal protocols are more likely to succeed in lessening the number of invalid claims, as no such guilt-leverage model has ever succeeded in the market. Furthermore, though Lemonade advertises a "transparency" of fees that they skim of all policies, those fees remain astronomical, around 20% or so. By decentralizing the insurance process, we at CrowdCoverage aim for a much lower rate than this. After all, Lemonade seeks to make a profit off the policies they offer and thus, transparent and ostensibly philanthropic though they may be, still do not always have their customers best financial interests in mind; at CrowdCoverage, however, because our team will never see a cent of brokerage commissions or premium fees, we have a vested interest in keeping fees at the lowest rate that will keep the tribunal system running efficiently. As a result, it is likely that CrowdCoverage will be equipped to offer much cheaper fees and a more reliable form of 'trustless trust' than Lemonade.

InsurePal

Insurepal seeks to provide a form of "distributed social proof insurance" through the utilization of a platform that necessitates social media endorsements from the networks of its users. In short, users are granted discounts if they can convince others in their network to pay a segment of their deductible. Of course, the timeless question that faces all blockchain-based platforms, certainly applies here: does it really need a token? Likely not. Indeed, their only claim to "utility" is vague and contrived, claiming that usage of the blockchain will "expand peer-to-peer risk managed operations," securing "higher transparency without aggressively invading privacy." Our team wonders if anyone has told them such a fabled technology exists. It's called encryption of user data. It's been around since the dawn of the internet. As such, InsurePal leaves itself vulnerable to two possibilities. One, their technology is adopted by preexisting insurance companies. This seems a likely possibility in our team's eyes. InsurePal's seems to think so, too—they filed a patent on their social proof "technology." A cursory glance reveals, however, that the patent was rather hastily cobbled together from a template, and does not seem to be in earnest. Ergo, it is likely InsurePal won't last longer than a year, and certainly won't be disrupting anything anytime soon. Two, InsurePal likely won't stand the rigorous vetting process of the coming regulatory waves. Their claim to blockchain technology is tenuous at best and likely will not withstand the tests of time. The moment a competitor emerges that does *not* necessitate its users' purchasing of a faux-utility token, InsurePal will lose the majority of its customer base.

At CrowdCoverage, we are not concerned about the appropriation of our technology by preexisting companies. Indeed, blockchain technology is no surprise to the insurance sector; most companies appear already to know about it and utilize distributed ledgers themselves. It is not in such companies best interests, however, to use smart contracts in the manner of Crowd Coverage. The sector will resist the adoption of such technology for as long as possible—as noted above, rendering fees and claims decisions fully transparent and automated cuts out a number of opportunities for fee skimming, etc. Further, CrowdCoverage's utility clause is far more straightforward than InsurePal's. We don't need our customers to conduct mental gymnastics in order to understand why we need the technological logistics that we do. It can be summed up in a single sentence: to raise initial capital, incentivize our platform, and maintain some control over the total supply and cost to use our platform. Our model allows us to raise enough initial capital that we are *not* working for exorbitant profit from our platform; our funding model also allows us to implement a micro-ecosystem of incentivized insurance handling.

The team

Officers and directors

John Pearson	Co-Founder, Co-CEO, Director

Justin Bongi	Co-Founder, Co-CEO, Director

John Pearson
Co-Founder, Co-CEO, & Director at CrowdCoverage (Feb 2018 - Present, Full-Time) VP Sales at Humantelligence (Oct 2017 - Jan 2018) Co-Founder at InstinctiveDrives (Jul 2012 - Oct 2017) VP Product & Tech at Aberdeen Group (May 2009 - Nov 2011) Sr. Account Executive at Rapt (Apr. 2006 - Jan 2007) VP Client Services at Azerity (Apr. 2004 - Apr. 2006)

Justin Bongi
Co-Founder, Co-CEO, & Director at CrowdCoverage (Feb 2018 - Present, Full-Time) Project Manager at News Analytics Platform (July 2017 - Jan 2018) Founder at Cinefeed (Aug 2016 - Jun 2017) Editor at Wilder Voice Press (Aug 2015 - May 2016)

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **There are several potential competitors who could take the majority of the market** We will compete with larger, more established companies who currently have products in the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that CrowdCoverage.io developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company in a brand-new market.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the CrowdCoverage.io is a good idea. You believe that we will be able to successfully market and sell on CrowdCoverage.io, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell anything and we plan to market a product that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Any valuation at this stage is pure speculation only.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest your money.
- **Our business projections are only our best estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that

the company (and you will only make money) if there is sufficient demand for the product, people think its a better option than the competition and CrowdCoverage.io has priced the services at a level that allows the company to make a profit and still attract business.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors.
- **Ethereum protocol** Given that the CrowdCoverage.io is based on the Ethereum protocol, any malfunction, breakdown or abandonment of the Ethereum protocol may have a material adverse effect. Advances in cryptography, or technical advances such as the development of quantum computing, could present risks to CrowdCoverage.io, by rendering ineffective the cryptographic consensus mechanism that underpins the Ethereum protocol.
- **Mining attacks** As with other decentralized cryptographic products based on the Ethereum protocol, CrowdCoverage.io is susceptible to attacks by miners in the course of validating transactions on the Ethereum blockchain, including, but not limited, to double-spend attacks, majority mining power attacks, and selfish-mining attacks. Any successful attacks present a risk to CrowdCoverage.io, including, but not limited to, accurate execution and recording of transactions.
- **Hacker attacks** Hackers or other malicious groups or organizations may attempt to interfere with CrowdCoverage.io in a variety of ways, including, but not limited to, malware attacks, denial of service attacks, consensus-based attacks, Sybil attacks, smurfing and spoofing.
- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.
- **Changes in Personnel** Due to the nature of such businesses, there is no guarantee that the size and specifics of the team currently listed will be the final team working on delivering the product described in the provided whitepaper. Obstacles including but not limited to unforeseen circumstances, conflicts of interest, and issues of funding may hinder the company's ability to fulfill business projections. The company may change personnel at any time, without notice to you or its users.
- **Compliance** CrowdCoverage deals with multiple sectors that are arbitrated by

compliance officials with ever-changing rules. We acknowledge our goal to remain as aware and adaptive to such changes in the space, but also forewarn that there may be laws or stipulations which our team does not foresee, or ambiguous laws which are interpreted differently by enforcement officials than our own legal counsel, or laws which our team is incapable of reaching compliance with in a timeline acceptable by said officials.

- **Agreement with Users** All purchasers here and users on the CrowdCoverage platform acknowledge by respectively purchasing stock or using the CrowdCoverage platform, that they have affirmed, under the oversight of counsel, the legality of conducting business through or with CrowdCoverage. In doing so, you agree under the extent possible by the law to waive CrowdCoverage of any responsibility for legal complications which may occur due to yours or others' involvement with the company. Further, you agree to first attempt to privately settle any legal issues with the company, with the arbitration of company legal counsel, before taking any issues to a court of law, and you acknowledge that the company is not responsible for yours or others' actions which may occur on a platform developed by the company.
- **Changes in Risks** The team reserves the right to make changes to this list of Risks, which will be appended to the company whitepaper, which will be updated occasionally on the company website, often without notice. You acknowledge that this may not constitute the final or complete list of risks involved with business conducted with the company, and agree to regularly check the company website for any updates to the risks listed there.
- **Cessation of Operations** It is possible that, due to any number of reasons, including, but not limited to, an unfavorable fluctuation in the value of cryptographic and fiat currencies, the inability by the Company to establish the Minimum Viable Product or a given token's utility, the failure of commercial relationships, or intellectual property ownership challenges, the Company may no longer be viable to operate and the Company may dissolve or take actions that result in a Dissolution Event. In a Dissolution Event, investors will likely lose all of their investment.
- **Tax and Right Treatments of the RATE Model** The tax characterization of the RATE model and the Tokens is uncertain, and each Investor must seek its own tax advice in connection with an investment in any form of RATE model. An investment pursuant to the RATE and the receipt of tokens pursuant thereto may result in adverse tax consequences to Investors, including withholding taxes, income taxes and tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own professional tax advisors with respect to the United Statesand non- U.S. tax treatment of an investment in the RATE model and the purchase rights contained therein.
- **Exploitable Flaws in Code** CrowdCoverage's structural foundation, the protocol, the software application and other interfaces or applications built upon the CrowdCoverage platform are still in an early development stage and are unproven, and there can be no assurances that the CrowdCoverage blockchain and the creating, transfer or storage of the Tokens will be uninterrupted or fully secure which may result in a complete loss of users' Tokens or an unwillingness

of users to access, adopt and utilize the CrowdCoverage software. Further, CrowdCoverage may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the CrowdCoverage blockchain which may result in the loss or theft of Tokens. For example, if CrowdCoverage and the CrowdCoverage platform are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other malicious attacks), this may materially and adversely affect CrowdCoverage. In any such event, if the platform launch does not occur or if the CrowdCoverage platform is not widely adopted, investors may lose all of their investment.

- **Regulations** Regulation of tokens, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the CrowdCoverage platform and the adoption and utility of the Tokens. Failure by the Company, or certain users of the CrowdCoverage platform to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission, for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the CrowdCoverage platform and the Tokens may be materially and adversely affected. Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or

directives that affect CrowdCoverage. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of CrowdCoverage and the adoption and utility of the Tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

- **Minimum Viable Product and Receipt of Tokens** The CrowdCoverage platform has not yet been developed by the Company and will require significant capital funding, expertise of the Company's management, time and effort in order to develop and successfully launch the CrowdCoverage platform. The Company may have to make changes to the specifications of the CrowdCoverage platform or Tokens for any number of legitimate reasons or the Company may be unable to develop the CrowdCoverage platform in a way that realizes those specifications or any form of a functioning network. It is possible that the Tokens and the CrowdCoverage platform may not ever be released and there may never be an operational Token or that the blockchain launch will not occur. The CrowdCoverage platform or Tokens, if successfully developed and maintained, may not meet investor expectations at the time of purchase. Furthermore, despite good faith efforts to develop and launch the CrowdCoverage platform and subsequently to develop and maintain the CrowdCoverage platform, it is still possible that the CrowdCoverage blockchain will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the CrowdCoverage platform and Tokens. The Company will use the proceeds of this offering to make significant investments to develop and launch a viable CrowdCoverage platform and subsequently to build a fulsome network upon which users can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the CrowdCoverage platform and progress it to a successful alpha deployment. While the Company has sought to retain and continue to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain CrowdCoverage and the CrowdCoverage platform. If the Company is not successful in its efforts to demonstrate to users the utility and value of the CrowdCoverage platform, there may not be sufficient demand for the Tokens for the Company to proceed with the alpha deployment or any other deployments following. As a result, or if the deployment does not occur, investors may lose all of their investment.
- **Offering Stipulations** Once the Company reaches the minimum offering amount of $10,000 and conducts the first closing, there will be no obligation on the Company to return any investment funds even though no funds in excess of the minimum offering amount are raised. The minimum offering amount may be

insufficient to cover expenses associated with the Offering and to fund the Company's operations for any period of time in the immediate future. Even if we receive funds in excess of the minimum offering, it may not be sufficient to meet our working capital needs for any extended period of time.

- **Segregation of Duties** Because of limited resources, the Company's administrative staff is quite small and there is little to no segregation of duties among the persons responsible for disclosure, bookkeeping, and financial accounting.
- **Platform Efficiencies** All numbers quoted in promotional materials proffered by the company are estimates based on the creators' best guesses at what may be possible through the application of specific technologies on a multitude of financial sectors. These figures, however, are strictly theoretical, and have not yet been proven. It is possible that extraneous factors may impede our ability to meet goal levels of fee reduction or goal levels business costs, etc.
- **Changes to Risks** The team reserves the right to make changes to this list of Risks, which will be appended to the company whitepaper, which will be updated occasionally on the company website, often without notice. You acknowledge that this may not constitute the final or complete list of risks involved with business conducted with the company, and agree to regularly check the company website for any updates to the risks listed there.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Alistair John Pearson, 34.0% ownership, Common Stock
- Justin Bongi, 34.0% ownership, Common Stock

Classes of securities

- Common Stock: 10,200,000

  Common Stock

  The Company is authorized to issue up to 15,000,000 shares of common stock. There are a total of 10,200,000 shares currently outstanding.

  Dividend Rights

  Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Common Stock, you will have minor voting rights. You will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the

percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 in shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-04-04.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of CrowdCoverage.io, which we do not anticipate occurring for another 4-6 months, in accordance with our roadmap, which can be found in our whitepaper or on our website homepage. Financial milestones may also be found below. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

This number was generated by calculations involving estimated beginning-of-project expenses as well as estimated minimum-viable-budget costs per month. Finally, conservatively estimated revenues for the alpha version(s) of the platform were included in this figure. Factored into estimated revenues were reduced fees, as allowed for by our User Growth Pool subsidy program. An overview of this program and these calculations is provided below:

User Growth Pool (UGP) Subsidy Program
A subsidization program will be utilized on the alpha V1 and V2 CrowdCoverage platforms in order to allow for competitive fee rates while also generating sufficient revenue to sustain operational business costs.

Critical Point: Sufficient Userbase
The subsidy program will end when sufficient userbase (SU) is achieved to cover overhead costs and prolong business practices indefinitely.

Preliminary **estimated** fee/subsidy splits for our alpha testnet are:

Initial fee per policy:
Flat $1.5 for premiums below $10
$0.5 subsidized
5% for premiums above $10
2.5% subsidized

Eventual splits for the final program are:

Sufficient Userbase Fees:
Flat $1 for premiums below $10
No subsidy
2.5% for premiums above $10
No subsidy

Note that these fees were calculated in accordance with competitive rates within the general sector, and are therefore not only subject to change, but *likely* to change once sufficient user data is generated. Once said data can be analyzed, third- and fourth-tier fee calculations will be added to these estimations, to allow for more nuanced fee-estimations for higher-valued policies.

UGP: 7% of total token pool (28,000,000 tokens)
Estimated $500,000 value (conservative) In other words, for every $1 subsidized, another dollar is made (in accordance with above figures). About ⅕ to ¼, however, will be used as flat payments to providers, to incentivize their usage of the platform. Therefore, the UGP will generate about $400,000 of low-overhead revenue. At an estimated $60,000-$80,000 / month minimum budget, this buys us 5 extra months beyond basic funding from sale(s), possibly more if market allows for higher rate of token resell values.

After beginning-of-project expenses are accounted for, a maximum-raised funding goal for this sale would allow for an estimated 8-9 months of prolonged business practices. The combination of these two estimates (8 months from sale, 5 months from UGP) were used in the calculation of the above-provided operational timeline. Please note again, however, that such figures are likely to drastically change once business operations commence.

Financial Milestones

In accordance with our roadmap, which can be found on the homepage of the CrowdCoverage website and also within our whitepaper, we anticipate the following financial milestones.

We anticipate beginning our Startengine crowdfunded pre-sale by late April, for a

maximum of $107,000 raised. These funds will be primarily used to compensate a team of developers tasked with structuring and deploying an alpha platform proof-of-concept on which minor personal articles insurance can be sold and purchased. Funds from this initial pre-sale will also be utilized to compensate employee(s) performing outreach to insurance providers, including demonstrating product mechanics, and in some cases subsidizing deals made by these providers. It is our goal to have this alpha platform live, with insurance providers included, by August of 2018. This will be the first revenue generated by the company. Details for revenue generated may be observed in the above Results of Operation (ROO) section. Revenue for the alpha platform is differentiated from revenue that will be generated on our final platform, as it will largely be subsidized by our User Growth Pool (UGP). The UGP will be utilized to allow us to offer competitive rates as we develop our userbase, while also allowing us to generate sufficient revenue to cover our operational expenses. Once a Sufficient Userbase is developed (defined as a large enough userbase to generate revenues equaling or exceeding overheads), our fee model will shift to allow for higher revenues at lower fees.

Shortly after deploying this alpha platform, however, we intend to conduct a second, and final, public sale for a maximum of approximately $3 million raised. This will occur more or less concomitantly with the deployment of an alpha v2.0, which will include automated underwriting tools for insurance providers to expedite their experience on the platform, as well as the inclusion of new items able to be insured on the platform. This is estimated to occur in October of 2018. By this time we hope to be nearing our goals of achieving an SU large enough to allow for the expansion of our team (in an effort to expedite development efforts and provider outreach efforts).

We anticipate a the largest surge in revenue coming (approximately) November of that year, when a large and final proportion of our user growth pool will be distributed to users and providers alike to subsidize their activities on the platform. We can expect that revenues generated around this time may be expected until the end of the year; these will be used to estimate expenses for the following fiscal year.

Finally, come May of 2019, we hope to expand the scope of the insurance available for purchase and for selling on our platform, into sectors determined most profitable and most demanded by our users, likely determined by a vote of shareholders and a vote of platform users. At this time our revenue models will be reevaluated to estimate the company's ability to expand our team, revise fee models, and offer further subsidy programs for insurance providers who opt to use our platform.

Liquidity and Capital Resources

The company will be generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

After this round, we intend to conduct a second round public sale for a maximum of

approximately $3 million raised. This is estimated to occur in October of 2018.

We then anticipate a larger surge in revenue come (approximately) November of this year when a large proportion of our user growth pool will be distributed to users and providers alike to subsidize their activities on the platform.

Finally, come May of 2019, we hope to expand the scope of the insurance available for purchase and for selling on our platform, into sectors determined most profitable and most demanded by our users, likely determined by a vote of shareholders and a vote of platform users.

Each of these steps needs to happen to allow the Company to be viable.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$10,200,000.00

We have not undertaken any efforts to produce a complete valuation of the Company. The current pre-money valuation has been arbitrarily determined based on the current state of the traditional insurance marketplace and the impact we can have in that trillion dollar industry. While not used in the current pre-money valuation we believe the price of COVR merely reflects the opinion of the Company as to what could be fair market value in the future. Going forward as transactions happen on the CrowdCoverage Platform the valuation for the Company could potentially change.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees	$600	$7,000

Net Proceeds	$9,400	$100,000
Use of Net Proceeds:		
Platform Development	$4,000	$38,300
Marketing	$3,900	$27,800
Working Capital (Reserves)	$1000	$7,700
Operational Expenses	$500	$23,000
Legal	$0	$3,200
Total Use of Net Proceeds	$9,400	$100,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, we believe the amount will grant us enough marketing power and working capital to extend our sale up to a $1,000,000 maximum. Under current financial estimates, this amount would grant the company twelve months to generate revenue on our platform or to begin conducting our public sale. Regardless, our financial priorities shift according to the amount raised, ranging from heavy on marketing at our minimum amount, to a more distributed relegation at our maximum amount, according to the following percentages:

Development (with a team that scales according to the amount raised, from three developers to seven, including company-sponsored specialized training in emerging programming languages as well as consultations with development firms): **38.3%**

Operational costs (salary, accounting, regulatory-body fees, typical startup costs, software needs, etc.): **23%**

Marketing costs (from community events to a UI and web overhaul, native advertisements, product demonstrations, video production, etc.): **27.8%**

Working capital reserves (for unforeseen expenses): **7.7%**

Legal expenses (for achieving regulatory compliance within the insurance market and for assuring the compliance of all subsequent company sales): **3.2%**

Please see above Financial Milestones and Results of Operations sections for further information on expected revenues, costs of business, and timelines for sustained business operations.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at crowdcoverage.io on the main page. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CrowdCoverage Inc.

[See attached]

I, Alistair J Pearson, the Co-Founder of CrowdCoverage Inc., hereby certify that the financial statements of CrowdCoverage Inc. and notes thereto for the periods from inception March 19 2018 and ending April 4, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

CrowdCoverage Inc. was not in existence for the previous tax year."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 4, 2018.

______________________ (Signature)

Co-Founder

April 4, 2018

CrowdCoverage Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
Period since inception

CroudCoverage Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheet as of April 4, 2018	1
Statements of Operations for April 4, 2018	2
Statements of Stockholders' Equity for April 4, 2018	3
Statements of Cash Flows for April 4, 2018	4
Notes to the Financial Statements	5

CROWDCOVERAGE INC.
BALANCE SHEETS
MARCH 19th 2018 TO APRIL 4th 2018
(unaudited)

CrowdCoverage Inc.			
BALANCE SHEET as at April 4th 2018			
ASSETS	$0	**LIABILITIES**	$0
Current Assets:		**Current Liabilities:**	
Cash in Bank	$0.00	Accounts Payable	$0.00
Petty Cash	$0.00	Wages Payable	$0.00
Net Cash	$0.00	Office Rent	—
Inventory	$0.00	Utilities	$0.00
Accounts Receivable	$0.00	Federal Income Tax Payable	$0.00
Prepaid Insurance	$0.00	Overdrafts	—
Total Current Assets	**$0.00**	Customer Deposits	$0.00
		Pension Payable	$0.00
Fixed Assets:		Union Dues Payable	—
Land	$0.00	Medical Payable	$0.00
Buildings	$0.00	Sales Tax Payable	$0.00
Less Depreciation	$0.00	**Total Current Liabilities**	**$0.00**

Net Land & Buildings	**$0.00**		
		Long-Term Liabilities:	
Equipment	$0.00	Long-Term Loans	$0.00
Less Depreciation	$0.00	Mortgage	$0.00
Net Equipment	**$0.00**	**Total Long-Term Liabilities**	**$0.00**
TOTAL ASSETS	**$0.00**	**TOTAL LIABILITIES**	**$0.00**

CROWDCOVERAGE INC.
STATEMENTS OF OPERATIONS
MARCH 19th 2018 TO APRIL 4th 2018
(unaudited)

														NET INCOME
	PROFIT AND LOSS STATEMENT													
2018	CrowdCoverage Inc.													0
Revenue	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD	
Sales			0	0										0
Sales Returns (Reduction)			0	0										0
Sales Discounts (Reduction)			0	0										0
Other Revenue 1			0	0										0
Other Revenue 2			0	0										0
Other Revenue 3			0	0										0
Net Sales														0
Cost of Goods Sold			0	0										0
Gross Profit														0
Expenses	JAN		MAR	APR					SEP	OCT	NOV	DEC	YTD	
Salaries & Wages			0	0										0
Depreciation			0	0										0
Rent			0	0										0
Office Supplies			0	0										0
Utilities			0	0										0
Telephone			0	0										0
Insurance			0	0										0

Travel		0	0									0
Maintenance		0	0									0
Advertising		0	0									0
Other 1		0	0									0
Other 2		0	0									0
Other 3		0	0									0
Total Expenses												
Income From Operations												0
Interest Income (Expense)		0	0									0
Income Before Income Taxes												0
Income Tax Expense		0	0									0
Net Income	0			0	0	0	0	0	0	0	0	0

CROWDCOVERAGE INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
MARCH 19th 2018 TO APRIL 4th 2018
(unaudited)

STOCKHOLDERS' EQUITY

Preferred stock	0.00	0.00
Common stock, par value plus additional paid-in capital	0.00	0.00
Retained earnings (accumulated deficit)	0.00	0.00
Treasury stock	0.00	0.00
Accumulated other comprehensive income (loss)	0.00	0.00
Other stockholders' equity	0.00	0.00
Total stockholders' equity	0.00	0.00

CROWDCOVERAGE INC.
STATEMENTS OF CASH FLOWS
MARCH 19th 2018 TO APRIL 4th 2018
(unaudited)

Cash flows from operating activities:	
Income (loss) from continuing operations	
Adjustments to reconcile to net cash provided by operating activities:	0
Depreciation and amortization	0
Stock-based compensation	
	0
Restructuring and impairment charges	
	0
Increase (decrease) in provision for deferred income taxes	0
(Gain) loss on sales of investments, acquisitions, and securities	0
(Gain) loss on sales of property, plant, and equipment	0
Other non-cash items, net	0
Changes in assets and liabilities:	0
(Increase) decrease in receivables	0
(Increase) decrease in inventories	0
(Increase) decrease in other current assets	0
Increase (decrease) in accounts payable, accrued liabilities, and income taxes payable	0
Increase (decrease) in deferred liabilities	0
Other assets and liabilities, net	0
Total adjustments	
Net cash provided by (used in) operating activities	
Cash flows from investing activities:	
Purchases of property, plant, and equipment	0
Sales of property, plant, and equipment	0
	0
Purchases of marketable securities and short-term investments	

Sales of marketable securities and short-term investments	0
Acquisitions, net of cash acquired	0
Other investing activities, net	0
Net cash provided by (used in) investing activities	
Cash flows from financing activities:	
Short-term borrowings, net	0
Proceeds from long-term borrowings	0
Payment of long-term borrowings	0
Proceeds from sales of common stock	0
Repurchase of common stock / treasury stock	0
Dividends to shareholders	0
Other financing activities, net	0
Net cash provided by (used in) financing activities	
Net cash provided by (used for) discontinued operations	0
Effect of exchange rate changes on cash, net	0
Net increase (decrease) in cash and equivalents for period	
Cash and equivalents, beginning of period	
Cash and equivalents, end of period	
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	0
Interest	0
Income taxes (refunded)	0

NOTE 1 – NATURE OF OPERATIONS

CrowdCoverage Inc. was formed on March 19th 2018 ("Inception") in the State of Delaware. The financial statements of CrowdCoverage Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Henderson NV.

CrowdCoverage Inc. The company will be designing and deploying an insurance platform application to enable people to be armed with the power of smart contract technology, our goal at Crowd Coverage is to guarantee faster, more trustworthy insurance at lower costs and in larger volume than could ever be achieved by traditional insurance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from facilitating transactions on a marketplace when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NV state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock with par value of $0.0001. As of April 4th 2018, the company has currently issued 0 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 19th through April 5, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

CrowdCoverage is pending **StartEngine Approval.**


PLAY VIDEO
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Investors
$0.00
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CROWD
COVERAGE

CrowdCoverage

Blockchain-Based Insurance Network

Small OPO · Henderson, NV · Financial Services · Accepting International Investment

Disrupting the Insurance Industry by Lowering Fees through Decentralization

Invest in CrowdCoverage

The insurance industry — indispensable, trillion-dollar juggernaut that it is — will only become more important with the passing of time. As population increases, climates shift, and markets change, insurance will transform from a necessity in the back of people's minds to a concern on the tips of their tongues. But before this happens, **the insurance industry needs to experience a significant redevelopment** or else it will grow narrower, more stagnant, and leave more people unprotected.

That's why we've started CrowdCoverage, a platform that delivers insurance to the people via an efficient and easy to use marketplace powered by smart contract technology.

Ours is a platform that allows customers to interface with insurance companies more easily and to purchase insurance at more competitive rates. By replacing expensive third-party arbitrators with autonomous publicly vetted algorithms, the Crowd Coverage platform allows for the insurance industry to become safer, cheaper, and more reliable for everyone.

To shape the future of the insurance industry and make it more equitable and fair for everyone, CrowdCoverage wants you to join our growing community. Help us deploy a platform that gives consumers exactly what they ask for, and the insurance that's right for them, their families, and their communities.





Invest in better insurance. ***Invest in CrowdCoverage today.***

The Offering

Investment: Common Stock and COVR Tokens

$1/share of Common Stock | When you invest you are betting the company's future equity value will exceed $10.3M.

Perks*

COVR Tokens

The Offering includes 80 Tokens for every $1 invested. ($0.0125 / per Token)
This will increase to $0.02 in our public sale.

**All tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.*

COVR Tokens

Description: Our Ethereum-based COVR tokens act as incentive-based fuels for the CrowdCoverage insurance ecosystem. Within the CrowdCoverage ecosystem, COVR tokens act as service validators, claims-management incentives, and anti-fraud devices. Primarily, COVR tokens operate much in the same manner as tokens in an arcade, or as service validators. That is to say, tokens must be used to "run" the CrowdCoverage platform. As such, tokens are included in the price of purchasing an insurance policy on the CrowdCoverage platform; this nominal fee serves multiple purposes.

Primarily, COVR token fees compensate for the gas used in the sending and receiving of tokens. A minimal amount is also retained by the company and used for maintenance of the platform itself.

Second, COVR tokens are used to incentivize the efforts of tribunal members. Tribunal members consist of users trained by the CrowdCoverage team according to a standardized protocol of investigating and voting on claims; in essence, they decide whether policy stipulations have been sufficiently met, and thus whether a payout should occur in the occasion of a claim. This reward mechanic ensures that claims are handled both fairly and efficiently. We are proud to announce, however, that we do NOT require that deductibles and premiums be paid in COVR tokens; on the alpha platform our users will be free to pay insurance providers in Ethereum. Eventually we hope to expand our catalog of cryptocurrencies accepted in our payments, but this will be largely determined according to demand by insurance providers. COVR tokens will only ever be required for incentivization fees, and even then we may later allow for internal platform atomic swaps, which will allow users to pay for their entire premium in the cryptocurrency of their choice (and that cryptocurrency will be immediately exchanged into COVR and the currency of choice for the provider chosen).

In an effort to promote community involvement, COVR tokens will also grant token holders special voting rights in Product Direction polls. At regular intervals, the CrowdCoverage team will hold votes asking its community to vote on, for example, the nature of product packages to be added to the platform, or which forms of insurance to include next. The more tokens a user holds, the more sway their vote will be given. Learn more by checking out our whitepaper.

Please note that each investor's right to tokens is contingent upon the successful development of such tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur. More can be read on this in the "risks" section of this document.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"Armed with the power of smart contract technology, our goal at CrowdCoverage is to guarantee faster, more trustworthy insurance at lower costs and in larger volume than could ever be dreamed of in the traditional insurance world."

What Is CrowdCoverage?



CrowdCoverage is a startup that has built the future of the insurance industry. We are currently in the process of developing a platform that lets customers directly interact with insurance companies at more affordable rates and without much of the operational friction that plagues the modern insurance industry. **The CrowdCoverage platform is simple, straightforward, and accessible.**

We plan to have our alpha platform deployed and ready to be used as early as the third quarter of 2018—September, at the latest. By participating in this sale and receiving your share of COVR tokens, **you can be one of the first to use it!**

All you have to do is provide some basic information about yourself and the item you'd like to insure, and you'll be immediately supplied with quotes from leading insurance providers, at rates far lower than otherwise possible.

CrowdCoverage will begin by offering personal articles insurance, covering items you own in case of the worst. Users will log into the platform and input simple details about themselves and their articles, like price, size, age, use, etc.

Based on those details, CrowdCoverage will show users automated policies generated by insurance companies competing for their business, allowing them to quickly compare premium prices without having to do all the work of shopping around on various websites.

This puts the power of choice back in consumers hands.

But if a user is unhappy with the automatically generated insurance policies, CrowdCoverage gives them another option. Some insurers will offer customers the opportunity to negotiate the prices and stipulations of their policies. Users will be able to offer their own policy rates and conditions, and companies can decide whether or not to accept. **If an insurer agrees on negotiated terms with a user, the smart contract for that agreement becomes publicly available, and others are able to take similar deals.**

To incentivize providers, CrowdCoverage allows insurers to split risk with one another to build a more diversified, risk-averse portfolio. With this, we hope to refocus the process of purchasing insurance on the consumer and make the experience as fair as possible. In doing so, we promote healthy competition and affordable rates. And though CrowdCoverage is only focused on personal articles insurance at the moment, **we hope to be able to apply this powerful smart-contract model to all types of insurance as we gain market traction. We've included various stages in our roadmap where we'll aggregate feedback from our users, and use this information to revise the platform, as well as decide what kind of insurance or exclusive deals to add next.**



Why Crowd Coverage?



The insurance industry, like many other aging industries, is hamstrung by conglomeration and monopolization. As the number of major insurance providers collapses, competition decreases, prices increase, and friction grows abundantly. With fewer providers, customers are forced to go with sub-par plans containing terms and conditions set against them from the outset.

That's why CrowdCoverage is approaching this relatively traditional market with groundbreaking new ideas, and we aim to do it equitably. **But how will we take care of that?**

Smart contract and blockchain technology will ensure the platform remains transparent, accessible, and secure. Moreover, these technologies remove much of the operational friction present in the insurance industry, too.

Less friction means an instantly smaller footprint. CrowdCoverage cuts administrative costs for insurers and allows them pass savings onto consumers, making the insurers more competitive. Smart contracts also allow CrowdCoverage to cut out brokers, claims managers, and bankers, and with them, their associated fees:

Brokers are eliminated by our automatically generated policies, delivered in simple terms, and specifically created for each customer.

Claims Managers are replaced with our innovative investigative tribunal process that incentivizes trained users to judge cases fairly in exchange for tokens.

Bank Administrators are rendered unnecessary thanks to the automated, trustless, and decentralized blockchain ledger.

Our goal is to provide our users with a functional platform at launch with which they can purchase insurance and receive policies immediately after. Because of this, if a user breaks their insured item that night, they'll get paid the next day. It'll be that fast. **CrowdCoverage aims to provide consumers with the fastest, easiest, most affordable insurance options in the marketplace.**

What We've Accomplished So Far

As it stands right now, the **platform architecture is finalized**, and **development is just about ready to begin**. Pending the availability of funds, we're hiring top-of-the-line solidity developers to turn these outlines into a reality. We plan to also source competitive consultation work as well as smart contract audits from numerous leading firms. At each stage of development and funding, our team is set to expand; this will happen very quickly. In just the next few months, we plan to hire a full-time solidity developer, an insurance liaison, a marketing coordinator, a solidity contract team, an auditing team, three legal and financial consultants, and as many insurance providers as possible. For more information on developmental timelines, please see our roadmap below.

The CrowdCoverage Community



To make CrowdCoverage the truly revolutionary insurance platform we know it can become, we must first build a robust community around it. We're intending to build that community in two primary ways:

The first is this campaign. We hope that by giving users a stake in our vision, we can incentivize input from the people who matter most: our shareholders. By allowing token holders to vote on product direction decisions, we also hope to ensure that each of our platform user's voice is heard, and taken into consideration when we make the large-scale decisions that are so often relegated only to private board-room meetings. See, we don't play like that. This is a platform by the people, and for the people.

The second manner of community building is through the platform itself and its revolutionary tribunal system...

The Tribunal System

In today's insurance industry, claims are accepted or rejected by policy managers. Policy managers are major sources of operational friction for *two reasons*:

Policy managers often receive more work by denying claims. Insurance providers don't want to pay out and are more likely to employ stingier managers.

There's always the risk of collaboration. Though insurance companies go through great lengths to ensure this doesn't happen often, policy managers are still individuals who hold great sway over thousands or millions of other lives. They are always sources of insecurity.

How do we ensure that our claims are handled in an unbiased and equitable way? By incentivizing unbiased, equitable decisions!

Claims are handled through a tribunal system that, depending on the size and value of the item, will assign a number of algorithmically-selected members to investigate and render a decision. These tribunal members will be trained according to specific protocols on how to investigate claims and must apply for the position. Properly vetted decisions will in turn reward tribunal members with tokens. **Tribunal members will be rewarded with tokens for properly vetted decisions, and can receive bonuses for going the extra mile, such as contacting parties involved in the claim.**

In this way, **token economics are leveraged to promote community collaboration and the development of a better environment for all those who are insured through the CrowdCoverage platform.**



Provider 1
Provider 2
User
Policy Proposal
Distributed Wallet System (DWS)
Smart Contract
Claims Submission
Member 1
Member 2
Member 3
Tribunal System

About CrowdCoverage

CrowdCoverage was born out of a platform to incentivize eye witnesses to provide their videos of newsworthy events directly to news channels. Our aim was to create an environment for better quality, more truthful news. Put another way, **we sought to create a platform that encouraged objectivity and fact as much as possible.**

That search for unbiased truth brought us to the Decentralized News Network and the possibilities presented by new technologies like smart contracts and blockchain. It also got us thinking about which industries were most ripe for the new "decentralization" ethos and radical approaches of crypto-based startups.

The insurance industry made perfect sense. Operational friction has long been a drag on the evolution of this industry, and **the trust gap between insurers and the insured is precisely the kind of thing for which smart contract and blockchain technology offer a solution.**

But thanks to smart contracts' ability to reduce friction immensely, and our unique tribunal system to remove bias, and the possibility for collaboration, we've developed a platform that overcomes all the issues currently facing the industry. **At CrowdCoverage we aim to bring real, positive change to the insurance industry.**

CROWD COVERAGE

CrowdCoverage's Key Features

CrowdCoverage aims to provide features that existing insurance companies simply can't match. Because of our size and approach to insurance, CrowdCoverage will reshape how the average consumer thinks about insurance:



Reduced Fees

CrowdCoverage reduces fees for users and friction for insurance providers by implementing smart contracts and blockchain technology to remove unnecessary administrative burdens.



Compare Quotes

The platform will present users with a number of uniquely generated coverage options and the ability to compare or negotiate company quotes.



Complete Transparency

CrowdCoverage is transparent at every step to increase trust and understanding between users and insurance companies. Furthermore, public ledger technology assures that all policy stipulations are made available and easy to browse for users purchasing insurance on the platform.



Automated Underwriting

CrowdCoverage aids insurance providers with the underwriting process via algorithmically-guided automation. Providers can opt to undergo a series of company-provided calibration exercises which will better allow Crowd Coverage to estimate how much they may charge in a variety of different user circumstances.

The Road Ahead

CrowdCoverage might only be focused on the personal articles insurance market for now, but that's just for our proof of concept. **The big stuff is coming soon:**

- Our goal is for CrowdCoverage to become a hub for all kinds of insurance. From the start, we've built our platform to be easily adaptable to various industries.
- Though we're using our proprietary automated-claims system to generate claims for insurance companies now, we're hoping to be able to write our own terms and conditions in the future.
- While it won't be available in our alpha, we're working to quickly implement our comparison and negotiation systems.
- We're always refining our underwriting process' detail collection to give us a greater ability to provide quicker estimations and contracts. Pretty soon, quotes will be immediate and interaction with insurance providers will become easier.

As we gain additional market traction and continue development of our platform, we believe that Crowd Coverage has the potential to completely disrupt the insurance industry.



Why Now Is the Time to Invest in CrowdCoverage



The insurance industry has to change; there's no question.

We created CrowdCoverage to make an insurance industry that benefits everyone, not just a couple of corporate giants. We want to give the world the fair, equitable, and affordable insurance options it deserves. We want it to happen securely, transparently, and easily.

We want to make it happen, quickly.

That's why now is the perfect time to invest. By investing in CrowdCoverage, you have the opportunity to join the first wave of positive change in the insurance industry. It's needed change that, in the eyes of many, has been long overdue. Your investment is a chance to take control of a market for yourself and your community. It represents a stake in a company that will shake the insurance world to its core. Help us make better insurance for everyone.

Invest in CrowdCoverage!



Flagship
Inception of idea; Drafting of whitepaper; Meeting of cofounders
2017 Q3
Concept Revision
Whitepaper peer-reviewed; Smart contract consultation; Website goes live
2017 Q4
Debut
Development team finalized; Social media sites live; Pre-sale begins; Marketing begins; Alpha development architecture finalized; Alpha development begins!
Q1 2018
The Test!
Crowd Coverage alpha stress-test; Alpha goes live!; Public sales begins; Partnerships finalized & revealed
Q2 2018
Expand and Get Feedback
Team expansion; User Growth Pool distributed; Non-package deals added to client-side; Aggregate User Feedback
Q2 2018
Updates...
Assessment of user demand; Second wave of User Growth Pool distributed; Negotiation of secondary partnerships; Revision of provider-side UI; P2P features implemented client-side
Q3 2018
Version Two!
V2.0 up and running!; User-chosen features added; Design overhaul; Market-style provider-side updates; Claims protocol revision, voting system update
Q4 2018
Autonomy!!!
Extent of possible app autonomy achieved; Finalization of claims protocol; Claims system dedicated on blockchain; Server-side to blockchain shift
Q1 2019

Meet Our Team





John Pearson

Co-Founder, Co-CEO, Director

Co-Founder, Co-CEO, & Director at CrowdCoverage (Feb 2018 - Present, Full-Time) VP Sales at Humantelligence (Oct 2017 - Jan 2018) Co-Founder at InstinctiveDrives (Jul 2012 - Oct 2017) VP Product & Tech at Aberdeen Group (May 2009 - Nov 2011) Sr. Account Executive at Rapt (Apr. 2006 - Jan 2007) VP Client Services at Azerity (Apr. 2004 - Apr. 2006)

Justin Bongi

Co-Founder, Co-CEO, Director

Co-Founder, Co-CEO, & Director at CrowdCoverage (Feb 2018 - Present, Full-Time) Project Manager at News Analytics Platform (July 2017 - Jan 2018) Founder at Cinefeed (Aug 2016 - Jun 2017) Editor at Wilder Voice Press (Aug 2015 - May 2016)



Phillip Lorenzo

Lead Developer

Software Engineer at Learners Guild and Accel.AI, Oakland Blockchain Developers Member



Rahul Sethuram

Tech Advisor

CTO at ConnextAPI, Co-Founder at Tip'd Off, Senior Test Engineer at Tesla Motors



Bob Penny

Insurance Advisor

Senior VP at Protected Self Insurance Program Managers. SVP at Global Intermediaries. SVP at AIG Specialty Excess. Vice President at C.V Starr & Co.



Ryan David Williams

Legal Advisor

Founder of Experience Legal, VP Startup Genius, Capital Markets Associate Morrison & Foerster LLP



Dondrey Taylor

Business Development Advisor

Co-Founder at Decentralized News Network, Co-Founder at Minichat Inc, Full Stack Dev at Purzue

Offering Summary

Maximum 107,000* shares of Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Common Stock ($10,000)

Company	CrowdCoverage Inc.
Corporate Address	3010 Scenic Valley Way Henderson, NV 89052
Description of Business	Armed with the power of smart contract technology, our goal at Crowd Coverage is to guarantee faster, more trustworthy insurance at lower costs and in larger volume than could ever be achieved by traditional insurance.
Type of Security Offered	Common Stock and COVR Tokens
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100

Perks*

For every $1 invested, the Offering includes 80 COVR Tokens. ($0.0125 / per Token)

For easy reference:

Amount Invested	Bonus Awarded (in COVR Tokens)
$100	**8,000**
$500	**40,000**
$1,000	**80,000**
$2,500	**200,000**
$5,000	**400,000**
$10,000	**800,000**

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

Terms of Tokens

COVR Tokens:

Description: COVR tokens operate in much the same manner as tokens in an arcade, or as service validators. That is to say, tokens must be used to "run" the Crowd Coverage Network program; as such, tokens must be used to propose a policy; this nominal fee serves multiple purposes. First, it operates as a first- defense vetting device—it prevents an excess of fake or half-hearted proposals. Second, it compensates for the gas used in the sending and receiving of tokens. Finally, a minimal amount is used to incentivize the upkeep of the platform itself. COVR tokens are also used to incentivize the efforts of tribunal members. This ensures that claims are handled both fairly and efficiently.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** n/a
- **Expected Network Launch date:** Alpha V1 Launch September 2018
- **Total amount of Tokens authorized for creation:** 400,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 17% (68,000,000)
- **Will they be listed on Exchanges:** The token may be listed on exchanges should it be deemed beneficial and prudent. Currently, there are no plans to do so.

Other Material Terms:

- **Voting Rights:** Voting Rights limited to matters regarding Product Direction
- **Restrictions on Transfer:** None, assuming baseline regulations have been followed and one year holding period achieved.
- **Dividends/Distributions:** Not at this time
- **Redemption Rights:** Only limited to one-year restriction
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock tokens and the JonCoin tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Crowd Coverage will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow CrowdCoverage to get notified of future updates!

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3 Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

The insurance industry is outdated.

Policies are riddled with hidden fees, which just keep rising.

Customer trust in providers has reached an all-time low.

The claims resolution process is convoluted, confusing, and lengthy.

Luckily, we've come up with an idea to fix all that.

See, we're armed with the power of smart contracts and blockchain technology. And we're building a whole new ecosystem for policy negotiations to occur on.

Our platform is decentralized, cutting out banks and external administrators, and saving users up to 50% on fees in the process.

Here's how it works.

Policy stipulations are inscribed onto mutually-negotiated smart contracts. This means payments occur autonomously—no waiting around, and no room for deceit. The platform is driven by COVR tokens, which serve as fuel to its ecosystem. COVR tokens facilitate the uploading of contracts to public ledgers. They also compensate community members for reviewing claims submissions. Our state-of-the-art objectivity protocol leaves no room for fraud or bias.

All this allows for a streamlined process from policy purchase to payout.

It's a more efficient system than has ever existed in its place. At the end of the day, both providers and customers save money. B2C trust is bolstered and interactions are expedited on an easy-to-use UI.

Don't believe us? Try it out.

Our alpha platform is just about ready for deployment.

For more information, visit crowdcoverage.io

And don't forget to sign up for our newsletter, for information about our token pre-sale.

Crowd Coverage.

See you at the top.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.